UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            American Oil & Gas, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    028723104
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 11 Pages

CUSIP No. 028723104                   13G/A                  Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,837,874 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    2,837,874  shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,837,874 shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.13%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
-----------------------------------------------------------------------------

CUSIP No. 028723104                   13G/A                  Page 3 of 11 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,837,874 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,837,874 shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,837,874 shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.13%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IA, HC
-----------------------------------------------------------------------------

CUSIP No. 028723104                   13G/A                  Page 4 of 11 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,837,874 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,837,874 shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,837,874 shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.13%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
-----------------------------------------------------------------------------

CUSIP No. 028723104                   13G/A                  Page 5 of 11 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on March 26, 2007 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.001 per share (the "Shares") of American Oil & Gas Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares:

         INVESTMENT MANAGER

         (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (the "GLG Funds").

         GENERAL PARTNER

         (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (iii) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

         On November 2, 2007, the General Partner, the Investment Manager and certain additional entities were directly or indirectly acquired by the Parent Company (formerly named Freedom Acquisition Holdings, Inc.). The Parent Company is publicly listed on the New York Stock Exchange under the ticker symbol GLG.

Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of the Parent Company is:

         390 Park Avenue, 20th Floor
         New York, New York 10022

         The address of the principal business office of each of the other Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         United Kingdom

Item 2(c).  Citizenship

CUSIP No. 028723104                   13G/A                  Page 6 of 11 Pages


         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


Item 4.   Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-Q for the quarterly period ended September 30, 2007, the Company had 46,261,559 Shares outstanding as of November 7, 2007.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2008, by and among GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

Exhibit II: Power of Attorney of Emmanuel Roman dated January 14, 2008

CUSIP No. 028723104                   13G/A                  Page 7 of 11 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2008



GLG PARTNERS LP
      Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

      By: /s/ Timothy Kuschill
          ------------------------
          Timothy Kuschill
          Counsel of GLG Partners LP

      By: /s/ Victoria Parry
          ------------------------
          Victoria Parry, Attorney-in-Fact
          On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited





GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary


The Power of Attorney, dated January 14, 2008, executed by Emmanuel Roman, authorizing Victoria Parry to sign and file this Schedule 13G/A on Emmanuel Roman's behalf, is attached hereto as Exhibit II.

CUSIP No. 028723104                   13G/A                  Page 8 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2008



GLG PARTNERS LP
      Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

      By: /s/ Timothy Kuschill
          --------------------------
          Timothy Kuschill
          Counsel of GLG Partners LP

      By: /s/ Victoria Parry
          --------------------------
          Victoria Parry, Attorney-in-Fact
          On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited




GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary

CUSIP No. 028723104                   13G/A                  Page 9 of 11 Pages


                                   Exhibit II

                                POWER OF ATTORNEY

         The undersigned hereby appoints Victoria Parry, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, any amendments thereto and any related documentation which may be required to be filed in his capacity as an equity holder or officer, as applicable, of GLG Partners Limited, GLG Partners LP, and each affiliate or entity advised by GLG Partners LP ("OWNERSHIP DISCLOSURE DOCUMENTS"), and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Victoria Parry, under this Power of Attorney shall continue with respect to the undersigned until all the Ownership Disclosure Documents with respect to GLG Partners Limited, GLG Partners LP, and each affiliate or entity advised by GLG Partners LP in connection with any year-end amendment requirements for 2007 pursuant to the Securities Exchange Act of 1934, as amended, are filed, unless revoked earlier in writing.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, I have executed this instrument on January 14, 2008.



/s/ Emmanuel Roman
---------------------------------
EMMANUEL ROMAN



Witness:


/s/ George Chang
---------------------------------
GEORGE CHANG